

September 20, 2013

<u>Via E-mail</u>
W. Derek Aylesworth
Chief Financial Officer
Baytex Energy Corporation
2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

      Re: Baytex Energy Corporation
                Form 40-F for the Fiscal Year ended December 31, 2012
                Filed March 26, 2013
                File No. 1-32754

Dear Mr. Aylesworth:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Karl Hiller

                                  Karl Hiller
                                  Branch Chief